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THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

April 3, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

02 APR 16 AM 11:03

Re: Shiseido Company, Ltd. Code 4911 File #82-3311

Dear Sirs:

At the request of Shiseido Company, Ltd., we are enclosing a copy of their:

- **Notice of Revision of Fiscal 2002 Forecasts (Consolidated)**

We are forwarding these documents at the request and on behalf of Shiseido Company, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly Yours,

Shunsuke Sumikawa
Account Administrator
Tel: 646-885-3296
Fax: 646-885-3043
Email: ssumikawa@bankofny.com

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

4/16

March 29, 2002

Notice of Revision of Fiscal 2002 Forecasts (Consolidated)

Shiseido Co., Ltd.
Representative: Morio Ikeda (President & CEO (Representative Director))
Listing: Tokyo Stock Exchange, First Section
Code Number: 4911
Phone: +81-3-3572-5111

Shiseido Co., Ltd. (the "Company") has revised its forecasts for fiscal 2002 (April 1, 2001–March 31, 2002). The original forecasts were announced on November 6, 2001. The revised forecasts are shown below.

This announcement of revised forecasts is made in accordance with a Tokyo Stock Exchange regulation. Listed companies must make a public announcement if the figures such as originally forecast net sales, ordinary income and net income figures differ from current estimates by certain percentages, namely, more than 10% for net sales, and more than 30% for ordinary income or net income.

1. Revised Forecast for Fiscal 2002 (April 1, 2001—March 31, 2002)

Consolidated (Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income (Loss)
Previous Forecast (A) (Announced November 6, 2001)	600,000	22,000	23,000	(13,000)
Revised Forecast (B)	590,000	24,000	26,000	(22,000)
Change (B-A)	(10,000)	2,000	3,000	(9,000)
Change (%)	(1.7)	9.1	13.0	(69.2)
Fiscal 2001 Results	595,152	32,291	32,984	(45,091)

2. Reasons for Revision

(1) Consolidated Net Sales

The Company's cosmetics business in Japan performed as the Company originally forecast. However, due to an adverse business environment, the Company's other businesses, including the toiletries business, salon business and others, performed less well than expected and thus consolidated net sales will be lower than the Company's initial forecast for fiscal 2002.

(2) Consolidated Operating Income and Consolidated Ordinary Income

Skincare products performed well within the Company's cosmetics business in Japan. Also, in line with its stated plans, the Company worked to substantially reduce its cost base. As a result, the Company forecasts that its consolidated operating income and consolidated ordinary income will exceed its original predictions for fiscal 2002.

(3) Consolidated Net Income (Loss)

The Company made a valuation loss on its shareholdings. In addition, the Company had to take back products due to a need for ingredients re-labeling, and concerns relating to BSE, on a scale larger than originally predicted. As a result, the Company forecasts that consolidated net loss will be higher than originally expected, reflecting increased extraordinary loss.

For further information, please contact Mr. Wataru Takekoshi of the Shiseido Public Relations Department.
(Tel: +81-3-3572-5111, Fax: +81-3-3572-6973)